Exhibit 10

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in UBS AG’s Registration Statements on Form S-8 (File Nos. 333-50320, 333-49216, 333-49214, 333-49212 and 333-49210) of our report dated 5 March 2001, relating to the consolidated balance sheets of UBS AG and subsidiaries as of 31 December 2000 and 1999, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended 31 December 2000, which is included in UBS AG’s Annual Report on Form 20-F filed pursuant to the Securities Exchange Act of 1934.

Ernst & Young Ltd.

/s/ ROGER PERKIN Chartered Accountant in charge of the audit	/s/ PETER HECKENDORN ------------------------------------ lic.oec. in charge of the audit

Basel, Switzerland

5 March 2001